                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 6)(1)
                                   -----------

                           TYLER TECHNOLOGIES, INC.
                ---------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                ---------------------------------------------
                         (Title of Class of Securities)

                                    902184100
                ---------------------------------------------
                                 (CUSIP Number)


   Mr. William D. Oates, 2911 Turtle Creek Blvd., Suite 1100, Dallas, Texas
                              75219, (214) 520-1660
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                  May 16, 2003
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)



                             (PAGE 1 OF 6 PAGES)




--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
-------------------                                          -----------------
CUSIP NO. 902184100                                          PAGE 2 of 6 PAGES
-------------------                                          -----------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

   William D. Oates
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
     NUMBER OF          545,973
       SHARES
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY     8  SHARED VOTING POWER
        EACH            0
     REPORTING
       PERSON     --------------------------------------------------------------
        WITH      9  SOLE DISPOSITIVE POWER
                        545,973

                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   545,973

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   1.2%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILING OUT!

                                  SCHEDULE 13D

-------------------                                          -----------------
CUSIP NO. 902184100                                          PAGE 3 of 6 PAGES
-------------------                                          -----------------

Item 1. Security and Issuer.

      This Schedule 13D, Amendment No. 6 (this "Filing"), relates to the Common Stock, $0.01 par value ("Tyler Common Stock") of Tyler Technologies, Inc., a Delaware corporation (the "Company"), which has its principal executive offices located at 5949 Sherry Lane, Dallas, Texas 75225. The purpose of this Filing is to report a decrease in William D. Oates' beneficial ownership of Tyler Common Stock to below 5%.

Item 2. Identity and Background.

      (a)   William D. Oates ("Mr. Oates").

      (b)   2911 Turtle Creek Blvd., Suite 1100, Dallas, Texas 75219.

      (c) President of eiStream, Inc. ("eiStream"), a document imaging company wholly owned by Mr. Oates.

      (d) Mr. Oates has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Mr. Oates has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Mr. Oates is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

      On February 19, 1998, the Company acquired Business Resources Corporation, a Texas corporation ("BRC"). As a result of the acquisition, the 87,765 shares of BRC common stock beneficially owned by Mr. Oates were converted into 8,765,000 shares of Tyler Common Stock and cash.

      Since his initial acquisition of shares of Tyler Common Stock, Mr. Oates has made the following acquisitions and dispositions of Tyler Common Stock:

                         SHARES ACQUIRED
            DATE           OR DISPOSED            TYPE OF TRANSACTION
       -------------     ---------------  --------------------------------------
       November 1998         300,000      Release of shares held under
                                          collateral pledge arrangements

       December 1998         400,000      Gifts to various charities

         April 1999          300,000      Release of shares held under
                                          collateral pledge arrangements

       December 1999          6,000       Gift to charity

         March 2000           8,000       Gifts to various charities

        August 2000          654,276      Transfer in payment for the
                                          purchase of certain assets

       September 2000        876,350      Transfer in payment for the
                                          purchase of certain assets

       November 2001        1,530,626     Purchase in privately negotiated
                                          transaction

         June 2002           215,000      Contribution to capital of eiStream
                                          and subsequent distribution to
                                          individuals

        August 2002         1,105,000     Sale to the Company and
                                          contribution to capital of eiStream
                                          and subsequent distribution to
                                          individual

                                  SCHEDULE 13D

-------------------                                          -----------------
CUSIP NO. 902184100                                          PAGE 4 of 6 PAGES
-------------------                                          -----------------


                         SHARES ACQUIRED
            DATE           OR DISPOSED            TYPE OF TRANSACTION
       -------------     ---------------  --------------------------------------
        October 2002         400,000      Transfer to the Company in exchange
                                          for certain assets

       November 2002        1,046,250     Transfer to limited partnership and
                                          individual in exchange for certain
                                          assets

       November 2002         300,000      gift to a charity and contribution
                                          to capital of eiStream and
                                          subsequent distribution to an
                                          individual

       December 2002         125,000      gift to various charities


      On May 16, 2003, Mr. Oates transferred an aggregate of 1,560,027 shares of Tyler Common Stock to the Company in connection with the Company's "Dutch Auction" tender offer.

      In addition, on May 16, 2003, Mr. Oates released 1,600,000 shares of Tyler Common Stock held pursuant to a collateral pledge arrangement securing the payment of such shares that originally were sold to William Hunter Oates. William Hunter Oates transferred all of the 1,600,000 shares of Tyler Common Stock to the Company in connection with the Company's "Dutch Auction" tender offer.

      On May 22, 2003, Mr. Oates sold an aggregate of 853,750 shares of Tyler Common Stock in an open market sale.

Item 4. Purpose of Transaction.

      Mr. Oates initially acquired beneficial ownership of more than 5% of the Tyler Common Stock as a result of the 1998 acquisition of BRC by the Company and holds his remaining Tyler Common Stock for investment purposes.

Item 5. Interest in Securities of the Issuer.

      (a) Mr. Oates beneficially owns 545,973 shares of Tyler Common Stock, which represents 1.2% of the outstanding Tyler Common Stock.

      The calculations of the percentage of outstanding Tyler Common Stock are based upon 45,373,933 shares of Tyler Common Stock outstanding on April 29, 2003 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

      (b) Mr. Oates has the sole power to vote and the sole power to dispose of all of the 545,973 shares of Tyler Common Stock.

      (c) None.

      (d) None.

      (e) On May 16, 2003, Mr. Oates ceased to be the beneficial owner of more than 5% of Tyler Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      None.

                                  SCHEDULE 13D


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CUSIP NO. 902184100                                          PAGE 5 of 6 PAGES
-------------------                                          -----------------


Item 7. Material to be Filed as Exhibits.

      None.

                                  SCHEDULE 13D

-------------------                                          -----------------
CUSIP NO. 902184100                                          PAGE 6 of 6 PAGES
-------------------                                          -----------------


Signature

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Filing is true, complete and correct.




May 30, 2003                             /s/ William D. Oates
                                         --------------------------
                                         WILLIAM D. OATES